Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: Bindley Western Industries, Inc.
                                                     Commission File No. 0-11355



                                                        FINAL TRANSCRIPT 12/4/00

                             CONFERENCE CALL SCRIPT

S. FISCHBACH: Good morning and welcome. Today, we will discuss the merger between Cardinal Health, Inc. and Bindley Western Industries. If any of you have not yet received a copy of the press release regarding today's announcement, you may access it over the Internet at Cardinal Health's Investor Center @ www.cardinal.com or you can dial (800)758-5804. At the prompt, enter the code number 128363 and a copy will be faxed to you immediately.

Speaking on our call today will be Bob Walter, chairman and CEO of Cardinal Health, and Bill Bindley, chairman, CEO and president of Bindley Western Industries. Joining us for the question and answer session following Bob and Bill's remarks are Jim Millar, president and COO of Cardinal's Pharmaceutical Distribution and Medical Products Businesses and Keith Burks, president of Bindley Western Drug Company.

So that we may conduct this call within the time frame allotted, and in consideration of other callers who have questions, we ask that you limit yourselves to one question at a time. If you have additional questions, you are welcome to get back in the queue.

Before we begin, I would like to remind everyone that some of the information discussed on today's call may include "forward-looking statements" which are subject to risks and uncertainties which could cause actual results to differ materially from those projected or implied. The most significant of those uncertainties are described in Cardinal Health's and Bindley Western's SEC filings. Neither Cardinal nor Bindley undertakes an obligation to update or revise any forward-looking statements. The recording and/or rebroadcast of this call is expressly prohibited by Cardinal and Bindley. In addition, you are referred to the disclosure at the end of the press release about where you can get more information regarding Cardinal and Bindley Western and the proposed transaction.

At this time, I would like to turn the call over to Bob Walter to begin today's discussion.


R. WALTER: Good morning everyone. Thank you for joining us to discuss today's announcement regarding our plans to combine Cardinal Health and


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Bindley Western.  We are tremendously excited about this merger, and believe it will create substantial value for the shareholders of both companies, as well as our healthcare provider and supplier customers.

Let me begin by briefly reviewing the terms of our transaction. Our definitive agreement calls for Bindley shareholders to receive .4275 shares of Cardinal common stock for each share of Bindley common stock they own. Cardinal will issue approximately 16.8 million shares in the merger and will assume Bindley's debt for a total transaction value of approximately $2.1 billion based upon Cardinal's closing stock price on Friday. We expect the merger to close in the first half of calendar 2001, following anticipated approval by Bindley's shareholders and receipt of appropriate regulatory approvals.

Regarding regulatory approval, let me briefly address expected antitrust review of this proposed merger. As you know, two years ago, two drug distribution mergers were enjoined by the FTC's urging - the Cardinal/Bergen and McKesson/AmeriSource mergers. At the time, the FTC had argued that these so-called "Big 4" distributors, did not include Bindley, were the principal significant competitors in the distribution market. We believe that the FTC review is likely to be the same now as it was two years ago. Bindley is still significantly smaller than any of the earlier designated Big 4. Accordingly, we are confident that the FTC will not have a competitive concern with the proposed Cardinal/Bindley merger.

The merger has been structured to be a tax free transaction accounted for the pooling of interest. The combined company will operate as Cardinal Health and will continue to be headquartered in Dublin Ohio. With regard to management, Bill Bindley will become a member of Cardinal's board of directors, increasing the number of board members to 14. In addition, members of Bindley's senior operating management will continue in their current capacities. Importantly, this includes Keith Burks, president of Bindley Drug, and Fred Burke, president of Central Pharmacy Services, who are both committed to a smooth integration and contributing to the success of the combined company over the long term.

Bindley's top four executives, who together own approximately 20% of the company's outstanding stock, have agreed to vote their shares in favor of this agreement. In addition, Bindley has issued a stock option to Cardinal, exercisable under certain circumstances, for newly issued shares equal to 19.9% of Bindley Western's currently outstanding shares.


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We expect the transaction to be accretive in the first year of completion, before consideration of any synergies. We have identified synergies in a number of areas including facilities rationalization, elimination of redundant overhead, improved inventory and capital usage, and expanded product merchandising. Annual synergies should exceed $100 million by the third year following completion of the transaction.

Our combined company will be very well-positioned financially. Based upon both companies' results for the 12 months ending June 30, 2000, the combined entity will have operating revenues of $31 billion, net income of $772 million, total assets of $12 billion, long-term debt of $1.8 billion, shareholders' equity of $4.4 billion, a net debt to total capital ratio of only 22%, operating cash flow will be more than $750 million. The total market capitalization of the combined entity will be nearly $30 billion, based upon Cardinal's closing stock price last Friday.

Strategically, this merger makes a lot of sense. Pharmaceutical distribution is a business we know extremely well. It is an industry with strong growth characteristics - U.S. pharmaceutical sales are expected to grow at greater than 12% compounded annually over the next five years. Bindley and Cardinal have demonstrated solid top and bottom line growth for many years. I have known Bill and his company for several decades as a competitor to Cardinal. Culturally, our companies are very compatible - both are entrepreneurial and innovative with strong focus on service to customers. Operationally, Bindley's high quality pharmaceutical distribution business and its investment in complementary specialty businesses, such as nuclear pharmacy, is a very good fit for Cardinal's pharmaceutical distribution and provider service segment. I'd like to point out that while this is our fastest growing business, we have not completed a pharmaceutical distribution acquisition since 1994 (although we have made significant ongoing investments in this business).

In that time period since 1994, Cardinal has grown it's pharmaceutical distribution revenue an average of 25% annually and Bindley has grown at least as rapidly as we have. So you can say we strongly believe in the growth of this segment. Bindley has started two significant businesses during this period, Priority Healthcare and Central Pharmacy Services. Bindley is as entrepreneurial as Cardinal. We have both maintained low cost structures, are equally dedicated to providing superior service and value to our customers who face many challenges in today's healthcare environment. With this merger, Cardinal brings numerous new products and services to Bindley customers, and Bindley brings an important new service, nuclear


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pharmacy, to Cardinal's customers. Bindley's nuclear pharmacy business, Central
Pharmacy Services, operates in a market with strong mid-teen growth and has been growing significantly faster than the market. We believe there will be some exciting new growth opportunities for this business as part of Cardinal, especially in conjunction with our hospital pharmacy management business, Owen Healthcare.

To date, both companies have completed extensive due diligence, and we are comfortable that the integration of our two companies will proceed smoothly. Look, we know this business cold. Bindley has exhibited strong financial performance for many years and shares Cardinal's earning per share growth goal of 20%. I feel confident that as a combined company, we can continue to deliver this longstanding objective.

At this time, I would like to turn the call over to Bill who will provide you with some of his prospective.

B. BINDLEY: Thanks Bob - on behalf of the Bindley Western management and Board of Directors, let me express our excitement and enthusiasm with this transaction. In my opinion, we are combining the two premier companies in pharmaceutical distribution.

Bob, you may not know this, but Cardinal already has 135 years of the Bindley tradition in drug wholesaling. In 1979, our family businesses in the wholesale drug area, which originated in 1865, were acquired by Amfac, which was acquired by Whitmire, which was acquired by Cardinal. So I guess this transaction will just complete the cycle.

Any deal has to be good for both parties - shareholders, associates and customers. Over the last 10 years, both BDY and CAH have created tremendous value for our shareholders, associates and customers. Bob and I have used some different approaches, i.e., Priority spin, but the net result has been the same. Most of you have heard me say that 2 + 2 has to equal more than 4. I see this as a 2 + 2 = 10. It's definitely a win-win.

Cardinal's portfolio of products and services for customers is the clearly broadest of any company in healthcare today. This merger will enable our customers to benefit from access to a significantly expanded line of healthcare products and services as well as a sophisticated, and well established e-commerce infrastructure. Bindley's management team and I are extremely enthusiastic about the new opportunities this merger will create for our company, our customers and our associates.

From a personal standpoint, I have known and respected Bob for almost 20 years. Our personal characteristics are quite similar - we both founded our respective businesses, we developed and executed business plans that led the industry and we have maintained our substantial ownership positions in our companies to this day.

When we complete this transaction, I will remain personally committed to the combined company's future success, as a consultant, a director and as a major shareholder. Bindley's senior management and I look forward to working with Bob Walter, Jim Millar, Gordon Troup and other members of Cardinal's senior management to ensure a smooth integration of our two companies. Again let me say, we're very enthused, very excited. Now let me now turn the call back to Bob.

R. WALTER:  Thank you, Bill.

As we mentioned earlier, Jim Millar and Keith Burks who head up the operations of Cardinal and Bindley's pharmaceutical distribution businesses are also on the call with us today. At this time, Jim, Keith, Bill and I would be pleased to answer any questions you might have about the merger.

Operator, we're ready to take the first question.


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EXCEPT FOR HISTORICAL INFORMATION, ALL OTHER INFORMATION IN THESE MATERIALS
CONSISTS OF FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS; STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES; AND STATEMENTS REGARDING FUTURE PERFORMANCE OF CARDINAL HEALTH, INC., BINDLEY WESTERN INDUSTRIES, INC. AND THE COMBINED COMPANY AFTER COMPLETION OF THE PROPOSED MERGER TRANSACTION. THE FORWARD-LOOKING INFORMATION AND STATEMENTS IN [THIS PRESS RELEASE] [THESE MATERIALS] ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF CARDINAL AND BINDLEY WESTERN, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, ANTICIPATED OR IMPLIED. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DISCUSSED OR IDENTIFIED IN THE PUBLIC FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) MADE BY CARDINAL AND BINDLEY WESTERN; RISKS AND UNCERTAINTIES WITH RESPECT TO THE PARTIES' EXPECTATIONS REGARDING THE TIMING, COMPLETION AND ACCOUNTING AND TAX TREATMENT OF THE MERGER, THE VALUE OF THE MERGER CONSIDERATION, GROWTH OPPORTUNITIES, EARNINGS ACCRETION, COST SAVINGS, REVENUE ENHANCEMENTS, SYNERGIES AND OTHER BENEFITS ANTICIPATED FROM THE TRANSACTION; THE COSTS AND EFFECTS OF GOVERNMENTAL REGULATION AND LEGAL AND ADMINISTRATIVE PROCEEDINGS AND DIFFICULTIES RELATED TO INTEGRATING THE BUSINESSES, AND THE EFFECT OF ANY CHANGES IN CUSTOMER AND SUPPLIER RELATIONSHIPS, GENERAL CONSUMER PERCEPTIONS OF HEALTH RELATED CONCERNS OR THE DISTRIBUTION OUTSOURCING PATTERN FOR HEALTH-CARE PRODUCTS AND/OR SERVICES AND OF GENERAL ECONOMIC CONDITIONS SUCH AS CHANGES IN INTEREST RATES AND THE PERFORMANCE OF THE FINANCIAL MARKETS, CHANGES IN DOMESTIC AND FOREIGN LAWS, REGULATIONS AND TAXES, CHANGES IN COMPETITION AND PRICING ENVIRONMENTS, AND GENERAL MARKET AND INDUSTRY CONDITIONS.


INFORMATION REGARDING THE IDENTITY OF THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF STOCKHOLDERS OF BINDLEY WESTERN IN CONNECTION WITH THE PROPOSED MERGER, AND THEIR INTERESTS IN THE SOLICITATION, ARE SET FORTH IN A SCHEDULE 14A FILED ON DECEMBER 4, 2000 WITH THE SEC. CARDINAL AND BINDLEY WESTERN WILL BE FILING A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY CARDINAL MAY BE OBTAINED FREE OF CHARGE BY CONTACTING CARDINAL HEALTH, INC., 7000 CARDINAL PLACE, DUBLIN, OHIO 43017, (614) 757-5000. DOCUMENTS FILED WITH THE SEC BY BINDLEY WESTERN WILL BE AVAILABLE FREE OF CHARGE BY CONTACTING BINDLEY WESTERN INDUSTRIES, INC., 8909 PURDUE ROAD, INDIANAPOLIS, INDIANA 46268, (317) 704-4000. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.